Exhibit 19

INSIDER TRADING POLICY

Statement of Policy Regarding Trading in Company Securities

Primis Financial Corp. (the “Company”) has a strict policy against insider trading violations that applies to all directors, officers and employees of the Company and its subsidiaries.  The key to preventing inadvertent violations is to educate all directors, officers and employees about the insider trading laws and to provide for blackout periods and certain other restrictions on transactions involving the Company’s securities – including the Company’s common stock, preferred stock, options to purchase common stock, debt securities, and any other type of securities that the Company may issue, as well as derivative securities that are not issued by the Company such as exchange-traded put or call options or swaps (collectively referred to in this policy as “Company securities”).  This policy statement details the procedures to be followed to prevent both intentional and unintentional acts of prohibited insider trading and acts that facilitate such trading (the “Company’s Insider Trading Policy”).

The Need for a Policy Statement

The purchase or sale of securities while aware of material nonpublic (or “inside”) information, or the disclosure of material nonpublic information to others who then trade in the Company’s securities, is prohibited by the federal securities laws.  Insider trading violations are pursued vigorously by the Securities and Exchange Commission (“SEC”) and the Department of Justice and can be punished severely. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip material nonpublic information to others who trade (“tippees”), the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent prohibited insider trading by company personnel.

Pursuant to federal law, significant security holders of the Company are subject to similar and additional restrictions and obligations as those discussed in the Company’s Insider Trading Policy.  However, the Company’s Insider Trading Policy is not intended to describe all of the restrictions and obligations that may apply to transactions in the Company’s securities by the Company’s significant security holders.  As a result, significant security holders should consult with their legal counsel regarding any applicable restrictions or obligations before transacting in the Company’s securities.

Company-Imposed Sanctions

Independent of any governmental action or penalty, failure to comply with the Company’s Insider Trading Policy by an employee may subject the employee to Company-imposed sanctions, including dismissal for cause, whether or not the failure to comply with the Company’s Insider Trading Policy results in a violation of law.

Statement of Policy Applicable to All Directors, Officers and Employees

It is the policy of the Company that no director, officer or employee of the Company and its subsidiaries who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, buy or sell securities of the Company or engage in any other action to take personal advantage of that information, or pass that information on to others outside the Company, including family and friends. In addition, it is the policy of the Company that if a director, officer or employee of the Company learns, in the course of working for the Company, of material nonpublic information about another company with which the Company is negotiating or does business (including a customer or supplier of the Company), the individual may not engage in any transaction in that other company’s securities until the information becomes public or is no longer material or pass that information on to others outside the Company, including family and friends.

Transactions that a person may feel to be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempted from the Company’s Insider Trading Policy. The securities laws do not recognize such mitigating circumstances.

Disclosure of Information to Others

●	Confidentiality. You should treat all information that you receive about the Company or its relationships with third parties as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risks of investigation and litigation. No director, officer or employee of the Company should disclosure non-public information to anyone except other personnel of the Company who need to know the information to perform their duties.

●	External Communications. The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. All external communications about the Company must be made through designated company spokespersons authorized to speak for the Company. Unless you are expressly authorized to do so in the performance of your duties, you should not disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. This prohibition applies specifically (but not exclusively) to inquiries from the press and members of the financial community. If you receive any inquiries of this nature, you should decline comment and refer the inquiry to the Chief Financial Officer.

Please note that it is inappropriate for any unauthorized person to disclose Company information on the Internet, including in investment-oriented forums (chat rooms) where companies and their prospects are discussed. The posts in these forums are often made by persons who may be poorly informed or, in some cases, malicious or manipulative and who intend to benefit their own stock positions. Accordingly, no director, officer, employee or other party related to the Company may discuss the Company or Company-related information in such a forum regardless of the situation. Posts in these forums can result in the disclosure of material non-public information and may bring significant legal and financial risk to the Company and are therefore prohibited. You should also not disclose any information about the Company on social media platforms, such as Facebook and Twitter.

Material Information

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s common stock price, or price of any other Company security, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

●	Unpublished financial results;
●	Quarterly earnings information;
●	Changes in earnings estimates or unusual gains or losses in major operations;

●	Earnings that are inconsistent with the consensus expectations of the investment community;
●	Changes in dividend policy, share repurchases or other capital plans;
●	Proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;
●	Offering of securities;
●	Changes in auditors or auditor notification that the Company can no longer rely on an auditor’s report;
●	Acquisition or loss of a significant contract;
●	Change or other developments regarding key management personnel;
●	Important product developments;
●	Significant financial developments; and
●	Major regulatory or litigation developments.

Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

When Information is “Public”

If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release, an SEC filing, or in some cases posting on a company’s website) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until forty-eight (48) hours have elapsed since the information was released.

Non-public information may include information available to a select group of analysts or brokers or institutional investors and information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information.

If you have any question as to whether information is publicly available, please direct an inquiry to the Chief Financial Officer.

Transactions by Family Members and Entities

The Company’s Insider Trading Policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they engage in any transaction in Company securities). The Company’s Insider Trading Policy also applies to any entity controlled by a person of group of persons covered by this policy, including any corporations, partnerships or trusts. You are responsible for the transactions of these other persons and entities and, therefore, should make them aware of the need to confer with you before they engage in any transaction in the Company’s securities.

Other Prohibited Transactions

Additionally, directors, officers and employees of the Company are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Company’s Chief Financial Officer.

●	Short-term trading. Any director, officer or employee who purchases Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

●	Short sales. Directors, officers and employees may not sell the Company's securities short (i.e., a sale of a security that the seller does not own).

●	Publicly-traded options. Directors, officers and employees may not buy or sell put options, call options, or other derivative securities on the Company's securities.

●	Trading on margin or pledging. Directors, officers and employees may not hold Company securities in a margin account or pledge Company securities as collateral for a loan.

●	Hedging. Directors, officers and employees may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

Post-Termination Transactions

If you are aware of material nonpublic information when you terminate service as a director, officer or employee of the Company, you may not engage in any transaction in Company securities until that information has become public or is no longer material.

Preclearance of Sales

Prior to initiating any transaction involving the sale of Company securities (including open-market sales and sales of stock option shares), all directors, officers, and other key employees of the Company who have access to material nonpublic information relating to the Company or its business in the normal performance of their duties, are subject to the following preclearance procedures. Such persons must contact the Chief Financial Officer in advance to obtain prior approval of the contemplated transaction. Preclearance approval of a transaction is good for five (5) business days after receiving approval as long as the individual does not acquire material nonpublic information during such period. If the transaction does not occur within five (5) business days, preclearance approval must be obtained again before carrying out the contemplated transaction.

Permitted Transactions

The trading restrictions of the Company’s Insider Trading Policy do not apply to the following types of transactions.

●	401(k) Plan. The Company’s Insider Trading Policy does not apply to purchases of Company securities in the Company’s 401(k) plan resulting from a director, officer or employee’s period contribution of money to the plan pursuant to his or her payroll deduction election. The trading restrictions do apply, however, to elections you may make under the 401(k) plan to (a) increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) pre-pay a loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

●	Stock Option Exercises. The Company’s Insider Trading Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The Company’s Insider Trading Policy does apply to any sale of shares as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

●	Restricted Stock Awards. The Company’s Insider Trading Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a director, officer or employee elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock.

●	Employee Stock Purchase Plan. The Company’s Insider Trading Policy does not apply to purchases of Company securities in any employee stock purchase plan resulting from a director, officer or employee’s periodic contribution of money to the plan pursuant to the election such person made at the time of his or her enrollment in the plan. The Company’s Insider Trading Policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that a director, officer or employee elected to participate by lump sum payment at the beginning of the applicable enrollment period.

●	Dividend Reinvestment Plan. The Company’s Insider Trading Policy does not apply to purchases of Company securities under any dividend reinvestment plan the Company may adopt resulting from a director, officer or employee’s reinvestment of dividends paid on Company securities. The Company’s Insider Trading Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions you choose to make to the plan, and to your election to increase your level of participation in the plan. The policy also applies to your sale of any Company securities purchased through a dividend reinvestment plan.

●	Gifts. The Company’s Insider Trading Policy does not apply to bona fide gifts of Company securities. However, if you (a) have reason to believe that the recipient intends to sell Company securities immediately or while you are aware of material, nonpublic information, or (b) are subject to the pre-clearance procedures specified above, then the policy does apply to the transaction.

●	Transactions made pursuant to a Rule 10b5-1 Plan. The Company’s Insider Trading Policy does not apply to transactions involving Company securities that are made pursuant to a pre-approved Rule 10b5-1 Plan. A Rule 10b5-1 Plan must be entered into at a time when a director, officer or employee entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the director, officer or employee must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. Any Rule 10b5-1 Plan must be submitted for approval 1 month prior to the entry into the Rule 10b5-1 Plan and must receive the approval of the Chief Financial Officer. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

Quarterly Blackout Periods

The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities.  Therefore, to avoid even the appearance of trading while aware of material nonpublic information, all directors, officers, and other key employees of the Company who have access to material nonpublic information relating to the Company or its business in the normal performance of their duties (to be determined on a case by case basis in accordance with the Company’s Insider Trading Policy) are subject to quarterly blackout periods during which time they may not engage in any transaction in the Company’s securities.

There are four (4) scheduled quarterly blackout periods each year related to the Company’s issuance of its quarterly earnings release. Quarterly blackout periods begin at the close of the market 15 days before the end of each fiscal quarter and end at the close of business on the 2nd trading day following the date the Company's quarterly earnings are released. Therefore, the trading windows during which directors, officers and other key employees may trade in the Company’s securities, subject to the other requirements and restrictions of the Company’s Insider Trading Policy, begin 2 full trading days after the release of the Company’s quarterly earnings and end 15 days prior to the end of the next fiscal quarter.

The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information.  Directors, officers, and other key employees of the Company should not engage in any transaction in the Company’s securities while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market as defined previously.

Event-specific Blackout Periods

From time to time, an event may occur or may be anticipated to occur that is material to the Company and is known by only a few directors, executives, or other officers. So long as the event remains material and nonpublic, such directors, executives and other officers, and such other persons as are designated by the Chief Financial Officer, may not engage in any transaction in the Company’s securities. The existence of an event-specific blackout will not be announced other than to those who are aware of the event giving rise to the blackout.  Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Chief Financial Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to engage in any transaction while aware of such material nonpublic information.

Hardship Exceptions

A director, officer, or other key employee of the Company subject to the quarterly blackout periods who has an unexpected and urgent need to sell Company securities in order to generate cash may, in appropriate circumstances, be permitted to sell Company securities even during the quarterly blackout period. Hardship exceptions may be granted only by the Chief Executive Officer or by the Chief Financial Officer, after consultation with external legal counsel.  Any hardship exception granted only provides an exception from the Company-imposed blackout period and does not relieve the individual from his or her obligation not to trade while in possession of material nonpublic information.  Even if a hardship exception has been granted, the responsibility for determining whether an individual possesses material nonpublic information rests with that individual.  Under no circumstance will a hardship exception be granted during an event-specific blackout period.

Reporting Requirements in Connection with Transactions

The Company’s executive officers and directors are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to the short-swing liability rules of Section 16(b) of the Exchange Act (“Section 16 Insiders”).  In order to monitor transactions of certain insiders, the SEC has reporting requirements as specified in Section 16(a) of the Exchange Act that apply to most transactions in Company securities by Section 16 Insiders.  Section 16(b) of the Exchange Act provides that any combination of purchase and sale or sale and purchase of the issuer’s securities within a period of less than six (6) months generally results in a violation of Section 16(b), and any profit from the matched transactions must be recovered by the issuer from the Section 16 Insider.  Section 16 obligations may continue for up to six (6) months following termination of employment or service.  While these requirements are the personal obligations of the individual Section 16 Insider, it is the Company’s policy to provide assistance through the Corporate Secretary/Director of Investor Relations and the Chief Financial Officer.  If you have any questions about whether or how Section 16 of the Exchange Act applies to your transactions, please seek additional guidance from the Corporate Secretary/Director of Investor Relations or the Chief Financial Officer.

In addition to the Section 16(a) reporting requirements, most sales of Company securities where the amount sold in any three-month period exceeds 5,000 shares or $50,000 in value require the Section 16 Insider to file a Form 144 with the SEC no later than the time the Section 16 Insider places the sale order with a broker or executes the trade directly with a market maker.

Penalties for Noncompliance

Both the U.S. Securities and Exchange Commission and the NASDAQ Stock Market investigate and are very effective at detecting insider trading. The SEC, together with U.S. Attorneys, pursue insider trading vigorously.

Civil and Criminal Penalties. Potential penalties for insider trading violations include imprisonment for up to 20 years, criminal fines of up to $5 million, and civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. The Company reserves the right to determine, in its own discretion and on the basis of information available to it, whether this policy has been violated. The Company may determine that specific conduct violates this policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action, including dismissal for cause.

Company Assistance

Please do not try to resolve uncertainties on your own because the rules relating to insider trading are often complex, not always intuitive and carry severe consequences. If you have any questions about the Company’s Insider Trading Policy or its application to any proposed transaction, please seek additional guidance from the Chief Financial Officer.